EXHIBIT 12

CREDIT ACCEPTANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
	(In millions, except ratios)
Earnings Available for Fixed Charges
Income before provision for income taxes	$474.5	$420.9	$398.2	$343.1	$296.4
Add fixed charges included in earnings:
Interest expense	76.0	56.7	65.0	63.4	57.2
Interest element of rentals	0.5	0.5	0.4	0.3	0.3
Total fixed charges (1)	$76.5	$57.2	$65.4	$63.7	$57.5

Total earnings available for fixed charges	$551.0	$478.1	$463.6	$406.8	$353.9

Ratio of earnings to fixed charges	7.2	8.4	7.1	6.4	6.2

(1) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized) and the portion of rental and operating lease expenses applicable to interest.